UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q1 2019 Investor Presentation

Item 1

Q 1 2019 Results Raviv Zoller, President & CEO May 7 , 2019

Disclaimer and Safe Harbor for Forward - Looking Statements The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd . ( “ ICL ” or “ Company ” ) securities or in any securities of its affiliates or subsidiaries . This presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “ predict ” or similar expressions are used, the Company is making forward - looking statements . Such forward - looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non - historical matters . Because such statements deal with future events and are based on ICL ’ s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2018 , and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U . S . Securities and Exchange Commission (SEC) . Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward - looking statements . Although the Company believes that the expectations reflected in such forward - looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved . Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward - looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise . Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information . Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information . Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure that such data is accurate or complete . Included in this presentation are certain non - GAAP financial measures, such as sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted EBITDA excluding divested businesses, Adjusted net income excluding divested businesses, adjusted EPS excluding divested businesses and free cash flow, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors . These non - GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS . Please refer to our Q 1 2019 press release for the quarter ended March 31 , 2019 for a reconciliation of the non - GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS . 2 Important Legal Notes

3 Q1 2019 Highlights x First quarter financial results highlighted by strong performance in all three mineral value chains x Operating income of $227 million or adjusted operating income of $241 million (1) , 65% higher than Q1 2018 adjusted operating income excluding divestments x Profit margin expansion fueled by continuous execution of our strategy and cost control x EPS of 11 cents. On an adjusted basis excluding divestments, EPS amounted to 12 cents compared to 8 cents in Q1 2018 x A dividend of 5.8 cents/share, reflecting an annualized dividend yield of over 4% (2) x Continued positive business momentum also resulted in an operating cash flow of $173 million (1) compared to $36 million in Q1 2018 See Appendix for a reconciliation of adjusted operating income and adjusted operating income excluding divested businesses to operating income; adjusted net income and adjusted net income excluding divested businesses to net income; net income to adjusted EBITDA excluding divested businesses and adjusted EPS excluding divested businesses . (1) Adjusted operating income and operating cash flow for Q1 2019 include the impact of the new IFRS 16 accounting standard in th e a mounts of $2 million and $18 million respectively. (2) Based on Q1 2019 annualized dividend divided by a share price of $5.19 as of May 3, 2019

Key Financial Metrics

$ millions	Q1 2019	Q1 2018	% change	Q4 2018	% change
Sales	1,415	1,404	1%	1,410	-
Sales excluding divested businesses(1)	1,415	1,363	4%	1,410	-
Operating income	227	985	(77)%	166	37%
Adjusted operating income excluding divested businesses(2)	241	146	65%	214	13%
Adjusted EBITDA excluding divested businesses(2)	350	244	43%	322	9%
Net income	139	928	(85)%	82	70%
Adjusted net income excluding divested businesses(2)	150	105	43%	124	21%
EPS(3) (Presented in US dollars)	0.11	0.73	(85)%	0.06	69%
Adjusted EPS (Presented in US dollars) excluding divested businesses(3)	0.12	0.08	42%	0.10	21%

Adjusted operating income, adjusted EBITDA and operating cash flow for Q1 2019 include the impact of the new IFRS 16 accounting standard in the amounts of $2 million, $15 million and $18 million respectively.

(1) Excluding contributions from divested businesses of Fire Safety and Oil Additives (divested in Q1 2018) and of Rovita (divested in Q3 2018)

(2) Adjusted operating income excluding divested businesses, adjusted net income excluding divested businesses and adjusted EBITDA excluding divested businesses are non-GAAP financial measures. See Appendix to this presentation for the appropriate reconciliation tables.

(3) EPS and adjusted EPS excluding divested businesses calculated as net income and adjusted net income excluding divested businesses, respectively, divided by weighted-average diluted number of ordinary shares outstanding. See reconciliation table in the appendix of this presentation.

4

66 97 5 x All - time record quarterly operating income x Record operating margin of 28% x Strong results driven by higher prices and sales volumes in most products (1) Including inter - segment sales (2) Commencing Q1 2019, segment profit is measured based on the operating income after allocation of general & administrative wit hou t certain expenses that are not allocated to the operating segments as presented in the reports regularly reviewed by the chi ef operating decision maker. The comparative data has been restated accordingly. See slide 24 for more information. Industrial Products Business Performance SALES (1) $ millions + 10% +47% Q1 2018 Q1 2018 Q1 2019 Q1 2019 317 350 SEGMENT PROFIT (after G&A allocation (2) )

Potash Business Performance

SALES[(1)]


$ millions
+9%
353
384
Q1 2018
Q1 2019

SEGMENT PROFIT
(after G&A allocation[(2)])


+84%
43
79
Q1 2018
Q1 2019

- ✓ **An increase in sales and operating income** despite a decrease in potash sales volume due to disruptions in the operations of Israeli Railway Services and the termination of potash production in the UK
- ✓ **Strong results** on the back of a 13% or $33 per tonne increase in average realized potash price
- ✓ **Potash prices demonstrating resilience** despite a relatively slow start of the agriculture season

(1) Including inter-segment sales
(2) Commencing Q1 2019, segment profit is measured based on the operating income after allocation of general & administrative without certain expenses that are not allocated to the operating segments as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly. See slide 24 for more information.

6

Phosphate Solutions Business Performance

SALES[1]



$ millions
+1%
533
537
Q1 2018
Q1 2019

SEGMENT PROFIT
(after G&A allocation[2])



+25%
28
35
Q1 2018
Q1 2019

- ✓ **Continued strong performance** due to improvement throughout ICL's phosphate value chain and despite weak commodity market conditions
- ✓ **Operating margin improved** to 7% compared to 5% in Q1 2018, fueled by synergy realization
- ✓ **Significant improvement in YPH JV's performance** as operating profit continued to increase

(1) Including inter-segment sales
(2) Commencing Q1 2019, segment profit is measured based on the operating income after allocation of general & administrative without certain expenses that are not allocated to the operating segments as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly. See slide 24 for more information.

7

Innovative Ag Solutions Business Performance

SALES[1]

$ millions



-7%
221
205
Q1 2018
Q1 2019

SEGMENT PROFIT
(after G&A allocation[2])



-28%
18
13
Q1 2018
Q1 2019

- ✓ **Challenging quarter** due to prolonged wet season in North America and in Israel and an $11 million negative impact of exchange rates
- ✓ **Higher sales** of coated and water soluble fertilizers **in India and Brazil** reflecting intensive sales & marketing efforts
- ✓ **Solid quarter for Turf and Ornamental** driven by favorable market conditions in Europe

(1) Including inter-segment sales
(2) Commencing Q1 2019, segment profit is measured based on the operating income after allocation of general & administrative without certain expenses that are not allocated to the operating segments as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly. See slide 24 for more information.

8

9 Continued Sequential Growth in Most Main Operational Parameters Adjusted operating income, adjusted EBITDA and operating cash flow for Q1 2019 include the impact of the new IFRS 16 accounti ng standard in the amounts of $2 million, $15 million and $18 million respectively. (1) Adjusted operating income and adjusted EBITDA excluding divested businesses are non - GAAP financial measures. See Appendix to thi s presentation for reconciliation tables. $ millions 146 190 200 214 241 11% 14% 15% 15% 17% 0% 2% 4% 6% 8% 10% 12% 14% 16% 18% 0 50 100 150 200 250 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Adjusted operating income excluding divested businesses (1) 244 298 295 322 350 18% 22% 22% 23% 25% 0% 5% 10% 15% 20% 25% 30% 0 50 100 150 200 250 300 350 400 450 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Adjusted EBITDA excluding divested businesses (1) Operating cash flow 36 164 196 224 173 0 50 100 150 200 250 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Adjusted operating income Adjusted operating income % Trend line …… Adjusted EBITDA Adjusted EBITDA margin % Trend line …… Operating cash flow Trend line ……

Kobi Altman, CFO

11 Q 1 2019 Sales Growth Numbers may not add due to rounding and set offs. Sales ($ millions) Q1 2018 Divested Businesses Excluding divested businesses Industrial Products Potash Phosphate Solutions Innovative Ag Solutions Set-offs & eliminations Q1 2019 1,404 1,363 1,415 41 33 31 11 16 7 Q1 2018 Divested Businesses Excluding divested businesses Prices Quantities Exchange rates Q1 2019 1,404 1,363 1,415 41 88 10 50

Q1 2018 Adjusted operating income Divested Businesses Excluding divested businesses Prices Energy Quantities Operating & other Exchange rates Raw materials & transportation Q1 2019 Adjusted operating income 151 146 241 5 88 10 7 5 2 17 Q1 2018 Adjusted operating income Divested Businesses Excluding divested businesses Potash Industrial Products Phosphate Solutions Innovative Ag Solutions Set-offs & eliminations Q1 2019 Adjusted operating income 151 146 241 5 36 33 7 5 24 12 Q 1 2019 Adjusted Operating Income Expansion Adjusted operating income is a non - GAAP financial measure. See Q 1 2019 6 - K and PR for a reconciliation of adjusted operating income to operating income. Numbers may not add due to rounding and set offs. (1) Excluding contributions from divested businesses of Fire Safety and Oil Additives (divested in Q 1 2018 ) and of Rovita (divested in July 2018 ). See Q 1 2019 6 - K (1) (1) Operating income ($ millions)

13 Effective Tax Rate $ millions Q1 19 Q1 18 FY 2018 Adjusted income before tax (1) 206 137 608 Normalized tax rate 21% 21% 22% Normalized tax expenses 44 29 136 Carryforward losses not recorded for tax purposes 5 4 17 Exchange rate impact and other items 5 - (17) Adjusted tax expenses 54 33 136 Adjusted Effective tax rate 26% 24% 22% (1) See calculation in the appendix of this presentation (1) See reconciliation table in the Q 4 Press Release under “ Adjustments to reported operating and net income ” Income before tax 192 971 1,364 Reported provision for income taxes 51 45 129

14 IFRS 16 (1) Impact Item Net impact Comments Q1 2019 Adjusted Operating income $2 million Rent expenses decreased by $15 million Depreciation increased by $13 million $241 million Adjusted EBITDA $15 million Rent expenses decreased by $15 million $350 million Property Plant & Equipment ~$300 million - $4,961 million Financial liabilities ~$300 million Net debt increased by ~$300 million $2,527 million (Net debt) Finance expenses $6 million Interest expenses increased by $2 million Exchange rate differences of $4 million $35 million Net income $3 million Operating income up by $2 million Finance expenses up by $6 million Tax impact of the above: $1 million $150 million Operating cash flow $18 million Shift of rent payments (included in operating cash flow) to repayment of debt (included in cash flow from financing activities): $18 million $173 million (1) IFRS 16 is a new accounting standard which replaces IAS 17 , leases and its related interpretations. See Note 2 in the Q 1 2019 6 - K.

15 Strengthening Financial Flexibility (1) Net debt calculated as short term credit + long term debt & debentures – cash & cash equivalents – short term investments & deposits 2.49 2.37 3.11 2.87 1.90 2.00 Net Debt/EBITDA ratio (1) 1.78 Net debt/EBITDA excluding IFRS 16 impact

16 Q 1 Key Takeaways STRONG START TO 2019 STRATEGY EXECUTION IS BEARING FRUITS CONTINUOUS PROGRESS TOWARDS LONG - TERM VALUE CREATION

THANK YOU

APPENDIX

317 350 20 18 5 19 Q 1 2019 Industrial Products Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT (after G&A allocation (1) ) Numbers may not add due to rounding and set offs 1) Commencing Q 1 2019 , segment profit is measured based on the operating income after allocation of general & administrative without certain expen ses that are not allocated to the operating segments as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly. See slide 24 for more information. $ millions $ millions 66 97 20 14 1 2 2

20 Q1 2019 Potash Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT (after G&A allocation (1) ) $ millions $ millions 43 79 37 9 3 7 6 353 384 37 2 8 Numbers may not add due to rounding and set offs 1) Commencing Q1 2019, segment profit is measured based on the operating income after allocation of general & administrative wit hou t certain expenses that are not allocated to the operating segments as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly. See slide 24 for more inf orm ation.

21 Q1 2019 Phosphate Solutions Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT (after G&A allocation (1) ) $ millions $ millions 533 526 537 7 24 8 21 Numbers may not add due to rounding and set offs 1) Commencing Q1 2019, segment profit is measured based on the operating income after allocation of general & administrative wit hou t certain expenses that are not allocated to the operating segments as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly. See slide 24 for more inf orm ation. 28 29 35 1 24 8 5 3 2

22 Q1 2019 Innovative Ag Solutions Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT (after G&A allocation (1) ) $ millions $ millions 221 205 7 12 11 18 13 7 5 4 2 1 Numbers may not add due to rounding and set offs 1) Commencing Q1 2019, segment profit is measured based on the operating income after allocation of general & administrative wit hou t certain expenses that are not allocated to the operating segments as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly. See slide 24 for more inf orm ation.

23 Finance Expenses $ millions Q1 2019 Q1 2018 Liabilities 2,820 3,400 Interest rate 4.3% 3.4% Interest expenses, net of interest income 30 29 Interest capitalization and other (4) (6) Interest expenses, net 26 23 Total hedging transactions & balance sheet revaluation (11) (8) Exchange rates impact on long - term operating liabilities 20 - Net financial expenses 35 15 Numbers may not add due to rounding

Additional Data: Segment Profit Before and After G&A Expenses

Starting from the first quarter of 2019, ICL's management will measure, and accordingly present in its reports, the results of its business divisions (operating segments) after allocation of general and administrative (G&A) expenses per each division. The purpose of the table below is to assist investors and analysts to prepare accordingly for the publication of the Company's results for the first quarter of 2019. It should be noted that the allocation of G&A expenses with respect to comparison periods was made for convenience purposes only, and changes may occur in the allocation methodology in future periods.

Operating Income	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2018	Q1 2019
Industrial Products (Bromine)											
Profit before allocated G&A expenses	77	76	77	73	303	78	94	95	83	350	108
Allocated G&A expenses (income)	11	17	14	14	56	12	13	12	13	50	11
Segment profit	66	59	63	59	247	66	81	83	70	300	97
Potash											
Profit before allocated G&A expenses	37	61	65	119	282	62	76	97	158	393	98
Allocated G&A expenses (income)	21	21	21	21	84	19	20	19	20	78	19
Segment profit	16	40	44	98	198	43	56	78	138	315	79
Phosphate Solutions											
Profit before allocated G&A expenses	37	37	52	23	149	52	55	63	38	208	64
Allocated G&A expenses (income)	26	22	24	24	96	24	24	23	24	95	29
Segment profit	11	15	28	(1)	53	28	31	40	14	113	35
Innovative Ag Solutions											
Profit before allocated G&A expenses	20	19	9	8	56	25	23	7	2	57	22
Allocated G&A expenses (income)	7	6	7	7	27	7	7	8	6	28	9
Segment profit	13	13	2	1	29	18	16	(1)	(4)	29	13
Other & elimination											
Profit before allocated G&A expenses	2	-	(4)	(3)	(5)	(2)	4	2	(5)	(1)	12
Allocated G&A expenses (income)	1	(1)	(6)	4	(2)	8	(2)	1	(1)	6	(5)
Segment profit	1	1	2	(7)	(3)	(10)	6	1	(4)	(7)	17
ICL											
Total adjusted operating income before G&A expenses	173	193	199	220	785	215	252	264	276	1,007	304
G&A expenses	66	65	60	70	261	70	62	63	62	257	63
Adjusted operating income - excl. divestments	**107**	**128**	**139**	**150**	**524**	**146**	**190**	**200**	**214**	**750**	**241**
Divested businesses' contribution*	9	25	76	18	128	5	(2)	-	-	3	-
Adjusted operating income	**116**	**153**	**215**	**168**	**652**	**151**	**188**	**200**	**214**	**753**	**241**

* Divested businesses incl. Fire Safety and P2S5. in 2018 also including Rovita
Numbers may not add due to rounding

24

25 Reconciliation Tables (1/2) Calculation of adjusted income before tax ($ millions) Q1 19 Q1 18 FY2018 Adjusted operating income 241 151 753 Finance expenses (35) (15) (158) Share in earnings (losses) of equity - accounted investees and adjustments to financial expenses - 1 13 Adjusted income before tax 206 137 608 Calculation of adjusted operating income and adjusted operating income excluding divested businesses ($ millions) Q1 19 Q4 18 Q3 18 Q2 18 Q1 18 Operating income 227 166 196 172 985 Capital gain - - - - (841) Impairment of assets - - 3 16 - Provision for early retirement and dismissal of employees - - - - 7 Provision for legal claims 14 30 1 - - Provision for closure costs - 18 - - - Total adjustments (1) 14 48 4 16 (834) Adjusted operating income 241 214 200 188 151 Divested businesses’ profit - - - 2 (5) Adjusted operating income excluding divested businesses 241 214 200 190 146 (1) See detailed reconciliation table in the Q1 2019 6 - K and in the Q2 - Q4 2018 PR

Reconciliation Tables (2/2)

Calculation of adjusted net income excluding divestments to net income ($ millions)	Q1 19	Q4 18	Q3 18	Q2 18	Q1 18
Net income attributable to the shareholders of the Company	**139**	**82**	**129**	**101**	**928**
Total adjustments to operating income[1]	14	48	4	16	(834)
Adjustments to finance expenses[1]	-	7	3	-	-
Total tax impact of the above operating income & finance expenses adjustments[1]	(3)	(13)	(2)	(4)	12
Contribution from divested businesses	-	-	-	2	(1)
Total adjusted net income excluding divested businesses - shareholders of the Company	**150**	**124**	**134**	**115**	**105**
Weighted-average diluted number of ordinary shares outstanding	1,282,689	1,283,152	1,278,780	1,278,222	1,277,595
Adjusted EPS excluding divestments (US dollar)	**0.12**	**0.10**	**0.10**	**0.09**	**0.08**

Calculation of adjusted EBITDA excluding divestments to net income ($ millions)	Q1 19	Q4 18	Q3 18	Q2 18	Q1 18
Net income attributable to the shareholders of the Company	139	82	129	101	928
Depreciation and Amortization	111	107	94	105	97
Financing expenses, net	35	66	23	54	15
Taxes on income	51	19	45	20	45
Adjustments[1]	14	48	4	16	(834)
Contribution from divested businesses	-	-	-	2	(7)
Adjusted EBITDA excluding divested businesses	**350**	**322**	**295**	**298**	**244**

(1) See detailed reconciliation table "**Adjustments to reported operating and net income (Non-GAAP)**" in the Q1 2019 6-K and in the Q2-Q4 2018 PR

26

27 Non - GAAP Financial Measures We disclose in this Quarterly Report non - IFRS financial measures titled sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders excluding divested businesses , adjusted EBITDA excluding divested businesses, adjusted EPS excluding divested businesses and free cash flow . Our management uses sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders excluding divested businesses and adjusted EBITDA excluding divested businesses to facilitate operating performance comparisons from period to period and present free cash flow to facilitate a review of our cash flows in periods . We calculate our sales excluding divested businesses by adjusting our sales to exclude results of the divested Fire Safety and Oil Additives business (divested in Q 1 2018 ) and Rovita business (divested in Q 3 2018 ) . We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income” above . Certain of these items may recur . We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our adjusted operating income excluding divested businesses, net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income (Non - GAAP)”, excluding the total tax impact of such adjustments and adjustments attributable to the non - controlling interests . We calculate our adjusted operating income excluding divested businesses by excluding the results of the divested Fire Safety and Oil Additives business (divested in Q 1 2018 ) and Rovita business (divested in Q 3 2018 ) . We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table “Adjustments to reported operating and net income” in the accompanying press release which were adjusted for in calculating the adjusted operating income excluding divested businesses and adjusted net income attributable to the Company’s shareholders . Adjusted EPS excluding divested businesses is calculated as adjusted net income excluding divested businesses divided by weighted - average diluted number of ordinary shares outstanding as provided in the reconciliation table under “Calculation of Adjusted EPS” . We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding Proceeds from sale of property, plant and equipment and dividends from equity - accounted investees during such period as presented in the reconciliation table under “Calculation of free cash flow” . You should not view sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders excluding divested businesses, adjusted EPS excluding divested businesses or adjusted EBITDA excluding divested businesses as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, adjusted EPS excluding divested businesses as a substitute for EPS or free cash flow as a substitute for sales, cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA excluding divested businesses and free cash flow may differ from those used by other companies . However, we believe sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders excluding divested businesses, adjusted EBITDA excluding divested businesses, adjusted EPS excluding divested businesses and free cash flow provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations , in particular the divested Fire Safety and Oil Additives business (divested in Q 1 2018 ) and the Rovita business (divested in July 2018 ), as we no longer own these businesses . In particular for free cash flow, we adjust our Capex to include any Proceeds from sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets . We further adjust free cash flow to add Dividends from equity - accounted investees because receipt of such dividends affects our residual cash flow . Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non - discretionary expenditures . Our management uses these non - IFRS measures to evaluate the Company's business strategies and management's performance . We believe that these non - IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance . We present a discussion in the period - to - period comparisons of the primary drivers of changes in the company’s results of operations . This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses . We have based the following discussion on our financial statements . You should read the following discussion together with our financial statements .

THANK YOU  com group. - icl www. visit us at

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: May 7, 2019